                                   EXHIBIT C
                                   ---------

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

KENNETH CALLAISON,                    )
                                      )
Plaintiff,                            )
                                      )    C.A. No._____
      v.                              )
                                      )
EDWARD R. SHOWALTER,                  )
ROBERT E. BURTON, JR.                 )
GREGORY D. SMITH,                     )
                                      )
       Defendants,                    )
                                      )
   and                                )
                                      )
HOLLYWOOD TRENZ                       )
a Delaware Corporation                )
                                      )
       Nominal Defendant.             )


                                   AFFIDAVIT
                                   ---------

STATE OF COLORADO   )
                    :  ss.:  Denver
COUNTY OF DENVER    )

        TIMOTHY BRANNON, being duly sworn, deposes and says:

        1. I was employed by Hollywood Trenz, Inc. ("Hollywood Trenz" and/or the "Company") from August 1994 through May 9, 1996. I was first introduced to the Company in April, 1993 when I was working as a stockbroker with Strategic Research in Denver, Colorado. Showalter had come to our firm after merging the Company into a public shell and wanted our assistance in obtaining a listing on the National Association of Securities Dealers "Bulletin Board" so that there would be a public market for the Company's stock.
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        2. After assisting Showalter in obtaining a listing, I began to get more involved in the Company by performing certain public relations and other services on the Company's behalf. At various times Showalter offered to sell registered stock of the Company at a discount if I could find buyers. I assisted in these efforts and did in fact find buyers of the Company's stock. I was always assured by Showalter and Robert Burton, a key executive with the Company and former law partner with a prestigious firm, that there was nothing improper with this procedure. I did not know at the time that I had been finding buyers for stock that had been registered on Form S-8. I subsequently became aware of this fact after being employed by the Company.

        3. After attending the opening of the Company's first retail outlet in Sarasota, Florida in February, 1994, I was approached by Showalter as to whether I would be interested in coming to work for the Company full time at a salary of $10,000 per month. After further discussions I agreed and went to work for the Company full time in August, 1994.

        4. My job from the outset was as General Manager, in charge of operations. I had responsibility for the day to day operations of the Company. Within approximately three weeks after starting the job, it was obvious the Company was not in a position to continue my agreed upon salary and I was promised stock as compensation.

        5. Within a month after my arrival at Hollywood Trenz, I was told that Hollywood Trenz would be filing a Form S-8 to
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register the issuance of common stock. I was told by Showalter that it would be necessary to register the stock in my name. I was informed by Messrs. Showalter and Robert Burton that this was proper and legal to register the stock in the name of someone who was associated with Hollywood Trenz, even though it was intended that the stock would be parceled out to various individuals and entities after it was registered and even though some of these individuals would not have performed services for their stock. I was aware that some of the ultimate recipients would not have performed services since I was asked by Showalter to find individuals who would be willing to buy the stock at a discount to the market price.

        6. On September 14, 1994, a Form S-8 was filed to register the issuance of 1.2 million shares in my name. A consulting agreement between myself and the Company was attached as an exhibit stating that the shares were being registered in my name for services performed or to be performed by me. Although I knew that the stock would not be retained by me and would be transferred to various other individuals, I was assured by Showalter and Burton that there was nothing wrong with this arrangement.

        7. Immediately following the registration of the shares in September of 1994, and before the shares had been issued in my name Showalter requested that I find individuals who would buy the stock at a discount. After being assured by Showalter and Burton that this was legal I did so. Showalter
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then instructed an officer of Hollywood Trenz, Tonya Hickman, to have the transfer agent of Hollywood Trenz transfer virtually all of the shares to other individuals and entities rather than to me. Ms. Hickman was a corporate officer at the time in the Florida office. I was aware that she was so instructed since she would send me copies of her correspondence to the transfer agent. At the time, I did not know who the individuals and entities (to whom the stock was transferred) were or why they were receiving shares other than the individuals I had convinced to buy the stock.

        8. On November 22, 1994, I was again told that a Form S-8 had been filed and 300,000 shares were registered in my name. A Consulting Agreement between myself and Hollywood Trenz was again filed as an exhibit to the S-8. Again, I was assured by Showalter and Burton that this was perfectly legal even though I knew I would not be retaining the shares and that in fact they would never be issued in my name.

        9. Immediately following the registration of the shares in November of 1994, Showalter again instructed Tonya Hickman to have the transfer agent of Hollywood Trenz transfer virtually all of the shares to other individuals and entities. Again I had helped sell some of the stock after being assured by Burton and Showalter that the procedure was legal. I believe that it may have been at this point that Showalter asked me to deal with the transfer agent directly since they would no longer accept the request of others to
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issue the Form S-8 stock but wanted the representations of the individual in whose name it had been registered.

        10. On July 15, 1995, a Form S-8 was filed registering 1.8 million shares in my name. A Consulting Agreement was again attached between myself and the Company and again I was assured by Showalter and Burton that this procedure was proper and legal.

        11. Immediately following the registration of the shares in July of 1995, Showalter instructed me to have the transfer agent of Hollywood Trenz transfer virtually all of the shares to other individuals and entities. Again I had helped find some buyers of the shares at a discount, after assurances from Showalter and Burton and they were issued shares although they had not performed services for those shares.

        12. Shortly after that date, in August or September of 1995, I was again told that 3.5 million shares would be registered in my name under a Form S-8. At or about that time, I decided to seek legal advice concerning the propriety of this practice and I consulted with an attorney by the name of Samuel Wing. After discussing the situation with Mr. Wing, including the use of my name on prior filings of the Form S-8, I declined to execute a Consulting Agreement which had been drawn between Hollywood Trenz and myself and informed Showalter and Burton
I would no longer allow the use of my name for these arrangement. Thereafter, I was aware that the Form S-8 was filed in the name of Euro-International
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Designs. I am personally aware that Euro-International Designs is a company that is owned by Mr. Showalter's wife, Tracy Braime.

        13. I have become aware that Hollywood Trenz has recently filed another S-8 which registers shares in the name of several individuals or entities, including Euro International Designs. I was informed by Showalter's wife, Tracy Braime, the owner of Euro International Designs, on or about May 4, 1996, that the only services which she had provided to the Company were limited to inserting some photos of Hollywood celebrities into glass table tops and picture frames. This was in direct response to a question from me intended to find out what she or her company was doing in exchange for being issued shares.

        14. I have reason to believe, based on my own personal experience and my conversations with Ed Showalter, that shares are being issued as a result of the S-8 offerings to individuals and/or entities who have not been the bona fide provider of services to the Company. I believe that Mr. Showalter has continued to use the Form S-8 to register shares of Hollywood Trenz which are then transferred to individuals or entities with whom he has a close personal relationship and who have an arrangement with him to let him participate in the proceeds received by the subsequent sale of the stock. I know that shares registered to Euro International Designs have then been issued to companies who have helped Showalter with personal services such as secure
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financing for his personal residence. I am specifically aware that 300,000 shares registered in the name of his wife's
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company were then transferred to Stevco Inc. in December, 1995 in exchange for personal services rendered to Showalter.

                                            /s/Signature appears here.
                                            -------------------------------
                                               Timothy Brannon

Sworn to before me this
___ day of June, 1996.


-----------------------------
Notary Public